City Holding Company Electronic EDGAR Proof

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Form Type: 8-K

Reporting Period / Event Date: 11/21/07

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
November 21, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events.

On October 3, 2007, Visa Inc. ("Visa") announced that it had completed restructuring transactions in preparation for its initial public offering ("IPO"), which is expected to occur in the first half of 2008. As part of this restructuring, City Holding Company ("City") received approximately 150,000 Class USA shares of Visa common stock. It is anticipated that some of these shares will be redeemed as part of the IPO with the remaining shares converted to Class A shares on the third anniversary of the IPO or upon Visa's settlement of certain litigation matters, whichever is later. Visa is expected to apply a portion of the proceeds from the IPO to fund an escrow account to cover certain litigation judgments and settlements.

On November 7, 2007, Visa announced that it had reached a settlement with American Express related to an antitrust lawsuit that originated in 2004. The settlement is subject to certain approvals. City was not a named defendant in this lawsuit and, therefore, will not be directly liable for any amount of the settlement. However, in accordance with Visa's by-laws, City may be required to share in certain losses incurred by Visa. Due to City's membership interest in Visa, a liability of approximately $725,000, or $.03 per diluted common share, representing City's share of the settlement, will be recorded during the fourth quarter of 2007. In the event the IPO occurs as planned, City anticipates that Visa's escrow account, described above, will be sufficient to settle such litigation judgments and settlements, and the liability recorded on City's books would no longer be required.

City sold its retail credit card portfolio during the fourth quarter of 2006 and sold its merchant card agreements during the first quarter of 2007 and is no longer directly involved in servicing retail or merchant credit cards.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>November 21, 2007</u>

City Holding Company

By: /s/ David L. Bumgarner
_____
David L. Bumgarner
Chief Financial Officer